Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

January 25, 2012

Mr. Stephen Krikorian
Securities and Exchange Commission
Accounting Branch Chief
100 F. Street, NE
Washington, D.C. 20549

RE: Your Comment Letter of January 25, 2012 Elevate, Inc.
Form 10-K for the fiscal year ended May 31, 2011
Filed September 20, 2011
File No. 001-34642

Dear Mr. Krikorian:

This correspondence is in response to your comment letter dated January 25, 2012 in reference to the Form 10-K filing of our client, Elevate, Inc. for the fiscal year ended May 31, 2011, filed September 20, 2011, your reference number 001-34642.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.
You have not included an audit report for the consolidated financial statements as of and for the years ended May 31, 2011 and 2010. Revise to include audited financial statements for these periods pursuant to Articles 2 and 3 of Regulation S-X.

Response: The Company has revised their filing to include the audit report for the consolidated financial statements as of and for the years ended May 31, 2011 and 2010.

In connection with the response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP

Cc: Elevate, Inc.